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                                                               EXHIBIT (a)(1)(I)

                                                           FOR IMMEDIATE RELEASE


               KBII ACQUISITION COMPANY EXTENDS TENDER OFFER FOR
                BI INCORPORATED THROUGH TUESDAY, OCTOBER 3, 2000
               -------------------------------------------------


NEW YORK, SEPTEMBER 18, 2000 - KBII Acquisition Company, Inc., a wholly owned subsidiary of KBII Holdings, Inc. and an affiliate of Kohlberg & Co., L.L.C., today announced that it is extending its $8.25 per share cash tender offer for all outstanding shares of common stock of BI Incorporated until 12:00 midnight, New York City time, on Tuesday, October 3, 2000. The tender offer, which commenced on Friday, August 18, 2000, was scheduled to expire at 12:00 midnight, New York City time, on Friday, September 15, 2000. As of 12:00 midnight, New York City time, on September 15, 2000, approximately 7,472,059 shares of BI Incorporated common stock had been validly tendered and not withdrawn pursuant to the tender offer. Such tendered shares include approximately 53,467 shares tendered pursuant to notices of guaranteed delivery. The number of shares tendered and not withdrawn represents approximately 93% of the outstanding shares of BI Incorporated. The offer is being extended to afford additional time to mail supplemental information to shareholders and to complete closing documentation. Unless the offer is further extended, the financing is expected to close no later than October 6, 2000 and, at that time, payment will be made for all shares then validly tendered.

The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, KBII Acquisition Company's Offer to Purchase, dated August 18, 2000, as supplemented and amended, and the related letter of transmittal. BI Incorporated's shareholders should read such documents completely prior to making any decision as to the tender offer.